Exhibit 99.49

Elemental Altus Royalties Announces Board Refreshment and Results of Annual General and Special Meeting

Vancouver, British Columbia--(Newsfile Corp. - November 29, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company"), announces the voting results from its Annual General and Special Meeting held on November 28, 2024 (the "Meeting"), as well as changes to the Board to better align with best corporate governance practices.

Each of the following matters approved at the Meeting were described in detail in the Company's management information circular dated October 30, 2024, available on the SEDAR+ website at www.sedarplus.ca and on the Company's website at www.elementalaltus.com.

Resolution	Votes For	Votes Against	Withheld/ Abstain	% For	% Against	% Withheld/ Abstain
Election of Directors
Frederick Bell	178,954,805	Nil.	8,261,756	95.59%	Nil.	4.41%
Martin Turenne	178,913,805	Nil.	8,302,756	95.57%	Nil.	4.43%
John Robins	178,950,805	Nil.	8,265,756	95.58%	Nil.	4.42%
Robert Milroy	178,955,805	Nil.	8,260,756	95.59%	Nil.	4.41%
Prashant Francis	187,159,837	Nil.	56,724	99.97%	Nil.	0.03%
Jack Lunnon	187,085,337	Nil.	131,224	99.93%	Nil.	0.07%
Vincent Benoit	184,576,194	Nil.	2,640,367	98.59%	Nil.	1.41%
Appointment of Auditors	191,682,237	Nil.	153,671	99.92%	Nil.	0.08%
Approval of Omnibus Plan*	179,049,226	406,059	Nil.	99.77%	0.23%	Nil.
Approval of Advance Notice Policy	175,169,990	12,046,571	Nil.	93.57%	6.43%	Nil.

* Excluding 7,761,276 shares held by Insiders.

As part of an effort to renew the Board, the Company has decided to make changes that reduce the overall size but also increase overall independence and stability for decision making. As such, prior to the Meeting, Peter Williams and David Netherway notified the Company that they were withdrawing from standing for re-election as directors at the Meeting. This follows the recent addition of Prashant Francis to the Board and enables the Company to reduce the size of the Board to seven from nine. Accordingly, the seven directors named above were elected at the Meeting. In addition, Mr. Robert Milroy has also indicated that he will retire as a member of the Board on the earlier of March 31, 2025, and the date on which his replacement is appointed.

Consistent with the Company's commitment to best corporate governance practices and maintaining diverse and qualified directors charged with overseeing the Company's strategy and driving shareholder value, the Board will establish a standing Nominating & Governance Committee that shall be responsible for proposing nominees to the Board, monitoring the size and composition of the Board and its committees, and overseeing corporate governance matters. Immediately following the formation of the Nominating & Governance Committee, the Committee will use its best efforts to find and appoint an independent director to replace the vacancy that will be created by Mr. Milroy's retirement.

As a final step towards the Company's Board refreshment, La Mancha has undertaken to replace one of its current La Mancha Nominees (as such term is defined in the investor rights agreement between the Company and La Mancha) to the Board on or before December 31, 2024, in favor of an independent board member appointed by La Mancha.

These changes reflect a renewed will amongst the Company and La Mancha to position the Company to take optimal advantage of the significant opportunities currently available in the sector.

"The Company would like to thank Peter Williams and David Netherway for their years of dedication and service to Elemental Altus," said John Robins, Chair of the Board. "Peter was a founding director of the predecessor company Elemental Royalties Corp. ("Elemental") and steered it through the start- up phase as a private company to its listing in Canada and merger with Altus Strategies plc ("Altus"). David was a founding director of Altus and guided its development as a private company through to its listing in London and merger with Elemental. Both Peter and David remain significant shareholders and supporters in the Company.

The strong mandate on all matters raised at the Meeting speaks to the alignment and support of the Company's major shareholders on strategic direction, we look forward to continuing to accelerate the acquisition of royalties and reviewing all value-creating strategic options."

As set forth above, at the Meeting shareholders approved and ratified the Company's incentive compensation plan (the "Omnibus Plan"), including (i) the setting-aside, allotting and reserving 10% of the Company's outstanding common shares ("Common Shares") from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan and (ii) an amendment to the Omnibus Plan to increase the number of Common Shares that may be issued under the "fixed 10% plan" with respect to awards of restricted share units and performance share units by 1,500,000 Common Shares, and the setting-aside, allotting and reserving of an aggregate additional 1,500,000 Common Shares from time to time for issuance pursuant to such awards. The full text of the Omnibus Plan can be found in Schedule "E" of the Company's management and information circular, a copy of which can be found on the Company's profile at SEDAR+ website at www.sedarplus.ca. The Omnibus Plan remains subject to the final approval of the TSX Venture Exchange.

In addition, shareholders approved and ratified the Company's Advance Notice Policy adopted by the Board of Elemental Altus on October 28, 2024. The Board intends to amend the Advance Notice Policy to provide that a new notice period thereunder will commence in the event that the originally scheduled shareholder meeting is either adjourned or postponed to a later date, and will also conduct a review of the Advance Notice Policy to confirm it aligns with best governance practices. The full text of the Advance Notice Policy can be found in Schedule "E" of the Company's management and information circular, a copy of which can be found on the Company's profile at SEDAR+ website at www.sedarplus.ca.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties, as well as generating royalties on new discoveries. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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